Mail Stop 4561

December 18, 2007

Kathleen M. Jepson, Chief Financial Officer
Horizon Bancorporation, Inc.
900 53rd Avenue East
Bradenton, Florida 34203

> **Re:**   **Horizon Bancorporation, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**

Dear Ms. Jepson:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,

      John P. Nolan
      Accounting Branch Chief